SECUITIES AND EXCHANGE COMMISSION
                      WASHINGTON, C.D. 20542

                            FORM 11-K

X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934  for the fiscal
year ended December 31, 1997
or
X   TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from --- to ---

Commission file Number  1-12043

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

FAHNESTOCK & CO., INC. 401(k) PLAN
125 Broad Street
New York, New York 10004

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FAHNESTOCK VINER HOLDINGS INC.

Suite 1110, P.O. Box 2015
20 Eglinton Avenue West
Toronto, Ontario, Canada M4R 1K8

REQUIRED INFORMATION

ITEM 1. Not applicable
ITEM 2. Not applicable
ITEM 3. Not applicable
ITEM 4. Financial Statements and Supplemental Information


FAHNESTOCK & CO.,INC. 401(k) PLAN
FINANCIAL STATEMENTS AND SCHEDULES
INDEX

Report of Independent Accountants

Financial Statements:

   Statements of Net Assets Available for Benefits as of
   December 31, 1997 and 1996, with Fund Information as of
   December 31, 1997

   Statement of Changes in Net Assets Available for Benefits, with Fund Information for the Year Ended December 31, 1997

Notes to Financial Statements

Supplemental Schedules:

   Schedule I - Item 27a - Schedule of Assets Held for
   Investment as of December 31, 1997

   Schedule II - Item 27d - Schedule of Reportable
   Transactions as of December 31, 1997


REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustees of the Fahnestock & Co., Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits, with fund information as of December 31, 1997 of FAHNESTOCK & CO., INC. 401(k) PLAN (the
"Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits, with fund information for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed on the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's
Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

COOPERS & LYBRAND L.L.P.

New York, New York
June 16, 1998.


FAHNESTOCK & CO., INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR
BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 1997 AND 1996
Page 1 of  3
                                      Fund Information

                    Hudson Capital                Money          Vanguard
                    Appreciation    Bond          Market         Index
                    Fund            Fund          Fund           Trust Fund

ASSETS:
Investments,
at fair value       $4,234,202      $1,528,395    $6,135,405      $6,683,716

Contributions
receivable from
Fahnestock & Co.Inc.

Loans receivable
from participants

Accrued income
receivable                              25,073

Net assets available
for benefits       $4,234,202       $1,553,468    $6,135,405      $6,683,716

The accompanying notes are an integral part of these financial statements.

FAHNESTOCK & CO., INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR
BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 1997 AND 1996
Page 2 of  3
                                   Fund Information

                                                               Fahnestock
                                                               Viner
                                                               Holdings Inc.
                   AIM Value    MFS Emerging  Templeton        Common
                   Fund         Growth Fund   World Fund       Stock Fund
ASSETS:
Investments,
at fair value      $5,697,313   $5,540,422     $4,133 192      $10,438,087

Contributions
receivable from
Fahnestock & Co.Inc.                                               169,782

Loans receivable
from participants

Accrued income
receivable

Net assets available
for benefits       $5,697,313   $5,540,422     $4,133,192      $10,607,869

The accompanying notes are an integral part of these financial statements.


FAHNESTOCK & CO., INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR
BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 1997 AND 1996
Page 3 of  3
                                      Fund Information

                     Certificate of    Loans to      Total        Total
                     Deposit Fund      Participants  1997         1996
ASSETS:
Investments,
at fair value        $1,146,625         -            $45,537,357  $35,546,405

Contributions
receivable from
Fahnestock & Co. Inc. -                 -                169,782       22,372

Loans receivable
from participants     -                 $948,481         948,481      732,748

Accrued income
receivable            -                 -                 25,073       36,910

Net assets available
for benefits         $1,146,625         $948,481     $46,680,693  $36,338,435


The accompanying notes are an integral part of these financial statements.


FAHNESTOCK & CO., INC 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS, WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1997
Page 1 of 3
                                     Fund Information

                       Hudson Capital               Money         Vanguard
                       Appreciation    Bond         Market        Index
                       Fund            Fund         Fund          Trust Fund

Additions to net assets
attributed to:
Investment income:
Net realized and
unrealized gains
(losses) on
investments              $111,818      $  6,896       -           $1,619,167
Interest                 -               98,055      $232,645      -
Dividends                -               -            -              100,285
Net investment income     111,818       104,951       232,645      1,719,452

Contributions:
Participants              167,226       135,057       474,184        672,739
Employer                 -               -          1,629,569       -
Total contributions       167,226       135,057     2,103,753        672,739

Total additions           279,044       240,008     2,336,398      2,392,191

Deductions from net
assets attributed to:
Benefits paid to
participants              (14,849)     (115,017)     (922,216)      (201,219)

Net increase (decrease)
prior to interfund
transfers                 264,195       124,991     1,414,182      2,190,972

Interfund transfers     3,970,007      (666,120)   (2,700,305)      (176,319)

Net increase
(decrease)              4,234,202      (541,129)   (1,286,123)     2,014,653

Net assets available
for benefits:
Beginning of year       -             2,094,597     7,421,528      4,669,063

End of year            $4,234,202    $1,553,468    $6,135,405     $6,683,716


The accompanying notes are an integral part of these financial statements.


FAHNESTOCK & CO., INC 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS, WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1997
Page 2 of  3
                                     Fund Information

                                                                 Fahnestock
                                                                 Viner
                                                                 Holdings Inc.
                      AIM Value      MFS Emerging  Templeton     Common
                      Fund           Growth Fund   World Fund    Stock Fund

Additions to net assets
attributed to:
Investment income:
Net realized and
unrealized gains
(losses) on
investments             $1,192,259    $1,155,848     $567,036     $1,767,137
Interest                 -             -              -            -
Dividends                    5,957        11,789       99,290        143,664
Net investment income    1,198,216     1,167,637      666,326      1,910,801

Contributions:
Participants               552,607       619,220      516,551       -
Employer                 -              -             -              169,782
Total contributions        552,607       619,220      516,551        169,782

Total additions          1,750,823     1,786,857    1,182,877      2,080,583

Deductions from net
assets attributed to:
Benefits paid to
participants              (190,823)     (229,594)    (139,999)       -

Net increase (decrease)
prior to interfund
transfers                1,560,000     1,557,263    1,042,878      2,080,583

Interfund transfers       (782,955)   (2,103,357)     943,725        840,214

Net increase (decrease)    777,045      (546,094)   1,986,603      2,920,797

Net assets available for
benefits:
Beginning of year        4,920,268     6,086,516    2,146,589      7,687,072

End of year             $5,697,313    $5,540,422   $4,133,192    $10,607,869


The accompanying notes are an integral part of these financial statements.

FAHNESTOCK & CO., INC 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS, WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1997
Page 3 of  3
                                  Fund Information

                         Certificate of    Loans to              Total
                         Deposit Fund      Participants          1997

Additions to net assets
attributed to:
Investment income:
Net realized and
unrealized gains
(losses) on
investments               -                 -                     $6,420,161
Interest                 $60,356           $66,288                   457,344
Dividends                 -                 -                        360,985
Net investment income     60,356            66,288                 7,238,490

Contributions:
Participants              -                 -                      3,137,584
Employer                  -                 -                      1,799,351
Total contributions       -                 -                      4,936,935

Total additions           60,356            66,288                12,175,425

Deductions from net
assets attributed to:
Benefits paid to
participants              -                (19,450)               (1,833,167)

Net increase (decrease)
prior to interfund
transfers                 60,356            46,838                10,342,258

Interfund transfers      506,215           168,895                  -

Net increase (decrease)  566,571           215,733                10,342,258

Net assets available for
benefits:
Beginning of year        580,054           732,748                36,338,435

End of year           $1,146,625          $948,481               $46,680,693


The accompanying notes are an integral part of these financial statements.


FAHNESTOCK & CO., INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

1.  Description of the Plan:
The following description of the Fahnestock & Co., Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General:
The Plan was established on January 1, 1987 and was amended and restated to add a profit-sharing provision effective January 1, 1991.
The Plan was subsequently amended effective January 1, 1997 to change the rates used in computing the discretionary profit sharing contribution from Fahnestock & Co. Inc. (the "Company").
Employees of the Company who are 21 and have completed one year of service shall be eligible to receive an allocation of the discretionary profit sharing contribution. Employees of the Company who are 21 and have completed six months of service shall be eligible to make elective deferrals into the Plan.

Allocation provisions:
Under the terms of the Plan, the individual makes all investment decisions with respect to his/her account balance, subject to available investment alternatives. Participants should refer to the respective fund prospectus for a more complete description of the investment objectives. These include:

Bond Fund - Funds are invested in U.S. government and high quality U.S. corporate securities.

Money Market Fund - Funds are invested in the Fahnestock Prime
Cash Series Fund.

Vanguard Index Trust Fund - Funds are invested in shares of a registered investment company that invests in large capitalization stocks that mirrors the performance of the Standard and Poors 500
Index.

AIM Value Fund - Funds are invested in shares of a registered investment company that seeks long term growth by investing in under valued securities.

MFS Emerging Growth Fund - Funds are invested in shares of a registered investment company that seeks long term growth by primarily investing in stocks of small and emerging companies.

Templeton World Fund - Funds are invested in shares of a registered investment company that seeks long term growth by investing in companies throughout the world.

Certificate of Deposit Fund - Funds are invested in certificates of deposits and the Fahnestock Prime Cash Series Fund.

Fahnestock Viner Holdings Inc. Common Stock Fund - Funds are invested in common stock of the Company's parent, Fahnestock
Viner Holdings Inc.

The Hudson Capital Appreciation Fund was opened on August 1,
1997. Funds are invested in shares of a registered investment company that seeks long term growth through capital appreciation by investing primarily in equity securities.

Company Contributions:
As discussed above, the Company may contribute to the Plan a discretionary profit-sharing amount (the "Employer Regular
Contribution"). The Employer Regular Contribution is determined by its Board of Directors and is subject to guidelines set forth in the Plan description.

Employer Regular Contributions for the year ending December 31, 1997 were determined as follows:
2.9% of the first $30,000 of a participant's compensation;
5.1% of the next $10,000 of a participant's compensation;
7.1% of the next $25,000 of a participant's compensation;
6.7% of the next $35,000 of a participant's compensation;
1.1% of the next $50,000 of a participant's compensation; and 0% above $150,000 of a participant's compensation.

Should participants elect to receive their Employer Regular Contribution in the form of common stock of Fahnestock Viner Holdings Inc. ("Holdings"), the Company may make an additional contribution of Holdings common stock up to or equal to 15% of the purchase price of the common stock (the "Employer Stock Contribution") at the discretion of the Directors of the Board. For the year ended December 31, 1997 approximately $157,000 was contributed by the Company under this provision and is included in the Company contribution of $1,629,569.

Employees may make salary deferral contributions of up to 14% of compensation. Current law limits participant deferrals to $9.500 for the plan year ended December 31, 1997.

Vesting:
All participants are immediately and fully vested in all Employee
Elective Deferrals and the income derived from the investment of such contributions.

Participants will be vested in the Employer Regular Contributions plus the income derived thereon upon the completion of service with the Company or an affiliate at the following rate:
Less than 3 years of service  0%
After 3 years of service     20%
After 4 years of service     40%
After 5 years of service     60%
After 6 years of service     80%
After 7 years of service    100%

All years of service with the Company or an affiliate are counted to determine a participant's nonforfeitable percentage except years of service before the Plan was restated in 1991. Participants will be 100 percent vested in the discounted portion of the Employer Stock Contributions only upon completion of 5 years service.

At December 31, 1997, forfeited nonvested accounts totaled approximately $355,800. These accounts will be used to reduce future employer contributions. The 1997 employer contributions included approximately $320,000 from forfeited nonvested accounts.

Company Qualified Matching and Qualified Non-Elective
Contributions as defined in the Plan document, if required, are fully vested when made. No payment was required during the year ended
December 31, 1997.

Notwithstanding the vesting schedules specified above, with respect to retirement, a participant's right to his or her accounts will be nonforfeitable upon the attainment of: the later of age 65 or the fifth anniversary of the participation commencement date; death; or disability, as defined.

Payment of Benefits:
Payment of vested benefits under the Plan will be made in the event of a participant's termination of employment, death, retirement, or financial hardship and may be paid in either a lump-sum distribution or over a certain period of time as determined by IRS rules or by participant election.

Loans to Participants:
Loans are made available to all participants. Loans must be adequately collateralized using not more than fifty percent of the participant's vested account balance and bear a fixed interest rate of 8%. Loan and interest payments are applied to fund balances from which proceeds were drawn unless otherwise specified by the participant.

Income Tax Status:
The Plan received a determination letter on August 2, 1994, from the Internal Revenue Service (IRS) qualifying the Plan under the IRS code as exempt from Federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

2.  Significant Accounting Policies:
Securities transactions are recorded on a trade date basis with gains and losses reflected in income. Interest and dividend income are recorded on the accrual basis.

Investments are stated at fair value, based on quoted market prices for valuation of common stock, debt obligations, and mutual funds. Assets held in money market accounts are valued at cost which approximates fair value.

Benefits are recorded when paid.

Interfund transfers include loan originations and repayments as well as dividends from Fahnestock Viner Holdings Inc. common stock which are invested in the Money Market Fund.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.
Actual results could differ from those estimates.

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are subject to interest rate, market and credit risks.

Due to the risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonable possible that changes in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

3.  Related Parties:
The Company acts as investment advisor, administrator and custodian of the Plan assets in the Bond Fund, the Money Market
Fund, the Certificate of Deposit Fund, and the Fahnestock Viner Holdings Inc. Common Stock Fund, executes the Plan's transactions, and provides accounting and other administrative services for which no charge is made to the Plan. An affiliate of the Company acts as investment advisor for the Hudson Capital Appreciation Fund. The Trustees of the Plan are also officers and directors of the Company.

4.  Concentration of Investments:
The following investments represent 5% or more of net assets available for plan benefits as of December 31, 1997:

                                                       Percent of Net
                                                       Assets Available
Investment                        Market Value         for Plan Benefits

Fahnestock Prime Cash Series
  Held by: Money Market Fund       $6,135,405
           Bond Fund                   86,126
           Certificate of
             Deposit Fund              46,625
Total Fahnestock Prime Cash Series  6,268,156           13.43%

Fahnestock Viner Holdings Inc.
Common Stock Fund                  10,438,087           22.36%
Vanguard Index Trust Fund           6,683,716           14.32%
AIM Value Fund                      5,697,313           12.20%
MFS Emerging Growth Fund            5,540,422           11.87%
Templeton World Fund                4,133,192            8.85%
Hudson Capital Appreciation Fund    4,234,202            9.07%

5.  Plan Termination:
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of the Plan termination, participants will become 100 percent vested in their contributions.



SCHEDULE I
FAHNESTOCK & CO., INC. 401(k) PLAN
ITEM 27a - SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES
December 31, 1997

                                       Shares, Units              Fair or
Description                            or Face Value   Cost       Stated Value

Bond Fund:
Fahnestock Prime Cash Series Fund         86,126       $86,126       $86,126
Notes:
U.S. Treasury Notes, 6.125%,
 due September 30, 2000                  250,000       249,115       252,658
U.S. Treasury Notes, 5.5%,
 due April 15, 2000                      150,000       150,910       149,437
U.S. Treasury Notes, 6.75%,
 due May 31, 1999                        125,000       125,147       126,797
U.S. Treasury Notes, 6.875%,
 due July 31, 1999                       300,000       300,032       305,250
U.S. Treasury Notes, 7.25%,
 due May 15, 2004                        100,000       103,924       107,938
U.S. Treasury Notes, 6.25%,
 due May 31, 2000                        100,000       100,617       101,250
U.S. Treasury Notes, 6.125%,
 due July 31, 2000                       100,000       100,597       101,000
U.S. Treasury Notes, 5%,
 due January 31, 1999                    300,000       293,069       297,939

Total Notes                                          1,423,411     1,442,269
Total Bond Fund                                      1,509,537     1,528,395

Fahnestock Viner Holdings Inc.
 Common Stock Fund                       598,600     4,895,313    10,438,087

Vanguard Index Trust Fund                 74,206     4,155,647     6,683,716

Money Market Fund:
Fahnestock Prime Cash Series Fund      6,135,405     6,135,405     6,135,405

Certificate of Deposit Fund:
Fahnestock Prime Cash Series Fund         46,625        46,625        46,625

Advanta National Bank C.D. 6.25%
 due May 14, 1999                      1,100,000     1,092,850     1,100,000
Total C.D. Fund                                      1,139,475     1,146,625

Hudson Capital Appreciation Fund         261,694     4,629,926     4,234,202

AIM Value Fund                           175,735     4,973,129     5,697,313

MFS Emerging Growth Fund                 153,135     4,317,434     5,540,422

Templeton World Fund                     245,731     4,123,335     4,133,192
Total investments                                   35,879,201    45,537,357


Loans to Participants
                  Number    Interest Maturity
Description       of loans  rate     Dates

Participant loans    128    8%   January 1997-
                                 December 2006        -              948,481


Total assets held for investment                   $35,879,201   $46,485,838





SCHEDULE II
FAHNESTOCK & CO., INC. 401(k) PLAN
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

Single Transactions Including an Amount in Excess of 5% of Plan Assets For the year ended December 31, 1997

                                           Sales   Purchase      Net Gain
Description                        Date    Price   Price         (Loss)

Hudson Capital Appreciation Fund   8/1/97   -      $2,444,738  	  -




SCHEDULE II
FAHNESTOCK & CO., INC. 401(k) PLAN
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

Series of Transactions Including an Amount in Excess of 5% of Plan Assets For the year ended December 31, 1997

                        Number
                        of     Sales        Number of  Purchase      Net Gain
Description             Sales  Price        Purchases  Price         (Loss)

Templeton World Fund    2      $  570,959   11         $2,497,828     $56,260
Fahnestock Prime Cash
  Series Fund           9       3,339,426   18          2,047,576  	  	 -
Hudson Capital
 Appreciation Fund      -        -           7          4,629,926        -
MFS Emerging Growth
 Fund                   3       1,761,991    3             79,415     344,517
AIM Value Fund          2       1,128,115    6          1,229,034     180,147


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees for the Fahnestock & Co., Inc. 401(k) Plan have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

FAHNESTOCK & CO., INC. 401(k) PLAN



Albert G. Lowenthal, as Trustee of the
Fahnestock & Co., Inc. 401(k) Plan

Date: June 25, 1998

EXHIBIT INDEX

Exhibit No.     Description

23              Consent of Independent Accountants